UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, GA 30309
(Name of company or companies filing this statement
and addresses of principal executive offices)

AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, GA 30309

(Name of top registered holding company of each applicant or declarant)

Bryan E. Seas, Vice President and Controller AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, GA 30309
(Name and address of agent for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Paul Shlanta Shannon Omia Pierce AGL Resources Inc. Ten Peachtree Place, 15th Floor Atlanta, GA 30309 (404) 584-3394 (Tel) (404) 584-3714 (Facsimile)

AGL Resources Inc. (“AGL Resources”), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), hereby withdraws its Application/Declaration on Form U-1 filed on May 19, 2005 (“May 19 Application”), in File No. 070-10306. As a result of inquiries, AGL Resources is withdrawing its May 19 Application under the 1935 Act for the proposed sale of certain nonutility businesses.1

In its May 19 Application, AGL Resources and its subsidiaries, NUI Corporation (“NUI”) and Virginia Gas Company (“VGC”), requested authority under Sections 6(a), 7 and 12(d) of the Act and Rules 44 and 54 thereunder to sell NUI’s fifty percent member interest in Saltville Gas Storage Company LLC, held by its subsidiary, NUI Saltville Storage, Inc.,2  and all of the issued and outstanding capital stock of Virginia Gas Pipeline Company and Virginia Gas Storage Company, held by VGC, to Duke Energy Gas Transmission and Duke Energy Saltville Gas Storage, L.L.C., subsidiaries of Duke Energy Corporation.3

In the wake of inquiries, AGL Resources is amending its May 19 Application to withdraw requests for Commission authorization under the 1935 Act. AGL Resources is neither issuing any securities, nor is it exercising any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of any of its corporate members. AGL Resources’ proposed sale of certain nonutility businesses does not involve notes or drafts. None of the assets at issue qualify as “utility assets” within the meaning of the 1935 Act. Therefore, AGL Resources hereby withdraws its May 19 Application.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, AGL Resources has duly caused this Amendment No. 1 to its Declaration/Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 6, 2005

AGL Resources Inc.

By:  /s/ Paul R. Shlanta
               Paul R. Shlanta
                Senior Vice President, General Counsel and Chief
                Compliance Officer

[1]	None of the businesses being sold by AGL Resources are a “public utility company” or own “utility assets” as defined in Section 2 of the 1935 Act.

[2]
NUISS is a subsidiary of NUI Utilities, which was acquired by AGL Resources in a November 24, 2004 acquisition and merger with NUI Corporation (“NUI”). (U.S. Securities and Exchange Commission Holding Company Act Release No. 35-27917; 70-10243.) Under the terms of the acquisition and merger, AGL Resources acquired all the outstanding common stock of NUI, an exempt holding company under section 3(a)(1) of the Act and indirect ownership of NUI’s subsidiary companies. AGL Resources also sought and received authority: (1) to retain NUI’s non-utility subsidiaries and to reorganize NUI’s direct and indirect non-utility subsidiaries without further Commission approval and (2) to acquire NUI’s interest in Saltville Gas Storage Company, LLC pursuant to an exemption under Rule 16.

[3]	Duke Energy Corporation is a public utility company under the 1935 Act. It is not a holding company under the 1935 Act.